SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. --)

                          TriLucent Technologies Corp.
                                (Name of Issuer)

                          Common Stock, par value $0.02
                         (Title of Class of Securities)

                                  896204 20 3
                                 (CUSIP Number)



                  William Stocker, ESQ., 34190 Sepulveda Avenue
                           Capistrano Beach, CA 92624
                                  949-487-7295
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2002
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No 896204 20 3

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Mark Zouvas


(2)  Check  the  Appropriate  Box  if  a  Member  of a Group (See Instructions)

(a) [  ]
(b) [  ]

(3)  SEC  Use  Only  _______________________________

(4)  Source  of  Funds  (See  Instructions):   OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship  or  Place  of  Organization: United States

Number  of  Shares                       (7)Sole  Voting  Power: 569,160
Beneficially                             (8)Shared  Voting  Power: 0
Owned                                    (9)Sole  Dispositive  Power: 569,160
by  Each                                 (10)Shared  Dispositive  Power: 0
Reporting
Person
With

(11)Aggregate Amount Beneficially Owned by Each Reporting Person: 569,160

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)Percent  of  Class  Represented  by  Amount  in  Row  (11): 57%

(14)Type  of  Reporting  Person  (See  Instructions): IN

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

Item  1.  Security  and  Issuer

     This schedule relates to common stock, par value $0.02 per share, of TriLucent Technologies Corp. ("Common Stock"). TriLucent Technologies Corp. ("TriLucent Technologies ") is a Nevada corporation with principal offices at 34190 Sepulvelda Ave, Capistrano Beach, CA 92624.

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)  This  schedule  is  filed  by  Mark  S.  Zouvas

(b) The business address for Mark S. Zouvas is 5416 Birchman Ave, Fort Worth, Texas 76107

(c) The principal occupation of Mark S. Zouvas is President and Chief Executive Officer of TriLucent Technologies Corp.

(d) Mark S. Zouvas has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years Mark S. Zouvas has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)  Mark  S.  Zouvas  is  a  United  States  Citizen

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     The 50,000,000 (pre-split) or 500,000 (post split) shares was the impetus for the filing of this schedule, which were acquired by Mark S. Zouvas from Exim International, Inc. Mr. Zouvas purchased the shares from Exim International for $500,000 USD, and subsequently executed a loan in the amount of $500,000 from Exim International. Mr. Zouvas also acquired 6,440,000 (pre-split) or 64,400 shares (post-split) shares from the conversion of Company debt owed to Mr. Zouvas, which approximated $130,000.

ITEM  4.  PURPOSE  OF  TRANSACTION

     The following discussion states the purpose distribution of securities of the issuer and describes any plans or proposals resulting in material transactions with TriLucent Technologies Corp . Mark S. Zouvas is the President of TriLucent Technologies Corp. and serves as its Chief Executive Officer.

     Mr. Zouvas has no current plans to purchase additional shares or to dispose of any of his shares in TriLucent Technologies Corp.

     Mr. Zouvas' intentions are to continue to serve as an Officer of TriLucent Technologies Corp. and to assist the Company in its day-to-day operations.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Zouvas may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that Mr. Zouvas has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The current quantity of shares owned by Mr. Zouvas are 569,160 shares of Common Stock which were acquired by purchase and for the cancellation of debt.

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(c)  There were no transactions in the class of securities reported on that were effected  during  the  last  sixty  days  aside  from those discussed in Item 4.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

1.     None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/  Mark  S.  Zouvas
Date  :January  10,  2002                         Mark  S.  Zouvas



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 106)

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